EXHIBIT 21
SUBSIDIARIES
The following is a list of certain subsidiaries of USG Corporation as of February 11, 2011, the principal names under which such subsidiaries do business and the state or country in which each is organized. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, have constituted a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K as of December 31, 2010.

Organized Under
Name of Company	Laws of

United States Gypsum Company	Delaware
USG Interiors, Inc.	Delaware
USG Foreign Investments, Ltd.	Delaware
USG Latin America, Inc.	Delaware
USG Holding de Mexico S.A. de C.V.	Mexico
USG Mexico S.A. de C.V.	Mexico